                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 7)


                       VWR SCIENTIFIC PRODUCTS CORPORATION
       ------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   918435 10 8
       ------------------------------------------------------------------
                                 (CUSIP Number)


                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 14, 1999
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
                            Exhibit begins on Page 5

-----------------------                                   ---------------------
CUSIP NO. 918435 10 8                  13D                 PAGE 2 OF 5 PAGES
===============================================================================
  1.    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        EM Laboratories, Incorporated
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
===============================================================================
  3.    SEC USE ONLY


===============================================================================
  4.    SOURCES OF FUNDS

        AF
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                           |_|
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
===============================================================================
                  7.   SOLE VOTING POWER
   NUMBER OF
     UNITS             27,783,889
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ==============================================================
                  8.   SHARED VOTING POWER

                       0
                 ==============================================================
                  9.   SOLE DISPOSITIVE POWER

                       27,783,889
                 ==============================================================
                  10.  SHARED DISPOSITIVE POWER

                       0
===============================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        27,783,889
===============================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
===============================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        95.9%
===============================================================================
  14.   TYPE OF REPORTING PERSON

        CO
===============================================================================

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


      This Amendment No. 7, which relates to shares of the common stock, par value $1.00 per share (the "Common Stock") of VWR Scientific Products Corporation (the "Issuer") and is being filed by EM Laboratories, Inc. ("EML"), supplements and amends the statement on Schedule 13D originally filed with the Commission, as amended.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is amended as follows:

In a press release dated July 14, 1999, EM Industries, Incorporated, the parent company of EML, announced that the tender offer by EML's wholly owned subsidiary, EM Subsidiary, Inc., for all outstanding shares of the Issuer, expired, as scheduled, at 12:00 midnight on Tuesday, July 13, 1999, New York City time. A copy of the press release is attached hereto as Exhibit A and incorporated herein by reference.

In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, EM Subsidiary, Inc. will promptly pay the consideration due to holders of shares that have been accepted for payment. Upon the final determination of and payment for shares validly tendered, a final Amendment to this Statement will be filed, reporting the final results of the Offer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A.Press Release of EM Industries, Incorporated, dated July 14, 1999.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999

                              EM LABORATORIES, INCORPORATED


                                          By:  /s/ Stephen J. Kunst
                                          Name:  Stephen J. Kunst
                                          Title:  Vice-President and Secretary